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                           January 31, 2022

       Mark Smith
       Chief Financial Officer
       Helmerich & Payne, Inc.
       1437 South Boulder Avenue, Suite 1400
       Tulsa, Oklahoma 74119

                                                        Re: Helmerich & Payne,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Filed November 18,
2021
                                                            Form 8-K Filed
November 17, 2021
                                                            File No. 001-04221

       Dear Mr. Smith:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020, page 44

   1. We note you present and discuss segment gross margin for each of your reportable segments in addition to
segment operating income (loss) in both your Form 10-K and in the press release
included in your Form 8-K filed on November 17, 2021. Please revise to label segment gross
margin as a non-GAAP financial measure and provide the required disclosures pursuant to
Item 10(e) of Regulation S-K or tell us why you believe segment gross margin is not a
non-GAAP financial measure.
 Mark Smith
FirstName  LastNameMark
Helmerich &  Payne, Inc. Smith
Comapany
January 31,NameHelmerich
            2022          & Payne, Inc.
January
Page 2 31, 2022 Page 2
FirstName LastName
2.       We note you disclose    average active rigs    for each of your
reportable segments. We also
         note you provide    average active rigs per day    for each of your
reportable segments on
         page 8. Please clearly define these two metrics and how they are calculated. Refer to
         SEC Release No. 33-10751.
Liquidity and Capital Resources
Operating Activities, page 49

3. We note you present "operating net working capital" in discussing your cash flows from operating activities. Please identify operating net working capital as a non-GAAP financial measure and provide the required disclosures pursuant to
Item 10(e) of
         Regulation S-K. To the extent you do not believe this is a non-GAAP measure, please explain.
Form 8-K Filed November 17, 2021

Exhibit 99.1
Select Items, page 13

4. We note you disclose adjusted net loss for the three months ended September 30, 2021, the three months ended June 30, 2021 and the year ended September 30, 2021. Please label adjusted net loss as a non-GAAP financial measure and provide disclosures to comply with Item 10(e)(1)(i) of Regulation S-K or tell us why you believe it does not represent a non-GAAP financial measure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation